Exhibit 99.1

Lentuo International Announces First Quarter 2012 Financial Results

BEIJING, China, June 12, 2012/PRNewswire-FirstCall/ —Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

•            Revenues increased 26.5% to RMB 756.8 million ($120.2 million) in the first quarter 2012 from RMB 598.2 million in the first quarter 2011.

•            Vehicles sold increased 46.4% to 3,655 vehicles in the first quarter 2012 from 2,496 vehicles in the first quarter 2011.

•            Vehicles serviced increased 27.6% to 39,487 vehicles in the first quarter 2012 from 30,958 vehicles in the first quarter 2011.

•            Net income decreased 43.8% to RMB16.8 million ($2.7 million) in the first quarter 2012 from RMB 29.9 million in the first quarter 2011.

“We are pleased with our strong revenue performance during the first quarter thanks to the successful execution of our expansion strategy in 2011,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “The five new dealerships added in the second half of 2011 contributed roughly 28% of our revenue for the quarter, adding strong momentum for the rest of the year. Our geographic expansion has also begun to pay off with the three new dealerships located outside Beijing accounting for almost one fifth of our revenues. We have also made encouraging progress in our efforts to control cost more effectively as a percentage of revenues and we will continue to work hard to further reduce cost.”

Mr. Guo concluded: “Going forward, we will continue to look for growth opportunities with a priority on organic expansion. While we may selectively consider potential acquisitions, these will be analyzed with a strict focus on market conditions, price, funding availability and cost, and overall value for our shareholders.”

First Quarter 2012 Financial Performance

Revenues for the three months ended March 31, 2012 increased 26.5% to RMB 756.8 million ($120.2 million) from RMB 598.2 million in the first quarter of 2011.

Revenues from automobile sales increased 28.5% to RMB670.4 million ($106.5 million) compared to RMB521.8 million in the same period in 2011. The increase was primarily due to higher vehicle sales and volume resulting from the addition of five new dealerships in the second half of 2011.

Revenues from repair and maintenance services in the first quarter of 2012 increased 8.7% to RMB 74.9 million ($11.9 million) compared to RMB 68.9 million in the same period in 2011.

	Revenues (in thousands of Renminbi)
	1Q 12	1Q 11	4Q 11
Sales of automobiles
Beijing	552,410	521,784	724,302
Outside Beijing	117,962	—	182,835
Total	670,372	521,784	907,137

Repair and maintenance services
Beijing	60,164	68,940	82,174
Outside Beijing	14,741	—	21,962
Total	74,905	68,940	104,136

	Percent of Total Revenues
Product Line	1Q 12	1Q 11	4Q 11
Sales of automobiles	88.6%	87.2%	87.5%
Automobile repair and maintenance services	9.9%	11.5%	10.0%
Sales of leased automobiles	0.9%	—	1.8%
Other services	0.6%	1.2%	0.7%
Total	100%	100%	100%

During the first quarter of 2012, the Company sold 3,655 vehicles, representing a 46.4% increase from 2,496 vehicles in the first quarter of 2011. The increase in vehicles sold was mainly due to the addition of the five new dealerships.

The average new vehicle unit price for the first quarter of 2012 was RMB185,228 ($29,413), an 11.4% decrease from RMB 209,048 for the same period in 2011. The vehicles sold by the five new dealerships sell for lower prices than vehicles sold by the original Lentuo dealerships.

The Company serviced 39,487 vehicles during the three months ended March 31, 2012, representing a 27.6% increase over the 30,958 vehicles serviced in the first quarter of 2011. The increase was primarily due to the addition of the five new dealerships.

Cost of goods sold increased 31.8% to RMB 684.4 million ($108.7 million) in the first quarter of 2012 from RMB 519.3 million in the same period of 2011 as a result of higher revenue and sales volumes, driven in part by the addition of the five new dealerships

Gross profit decreased 8.3% to RMB 72.4 million ($11.5 million) for the quarter, down from RMB 78.9 million in the first quarter of 2011. This was mainly due to the decrease in overall gross margin.

Overall gross margin for the first quarter of 2012 decreased to 9.6% from 13.2% in the first quarter of 2011. Specifically, the gross margin for automobile sales decreased to 5.5% in the first quarter of 2012 from 6.0% in the same period of 2011, while the gross margin of repair and maintenance services decreased to 46.6%, as compared to 58.5% for the same period in 2011. While margins contracted primarily as a result of various discount programs designed to drive vehicle sales as well as repair and maintenance volumes, they have remained higher than average margins in the sector. Additionally, margins in the first quarter of 2011 were unusually high due to higher margins on cars sold in late 2010 ahead of the restrictions on car sales implemented in Beijing as of late December, 2010. A large number of these revenues were recognized in the first quarter of 2011 when cars were actually delivered. The Company intends to maintain its gross margin at or slightly above its peer group average.

Selling, marketing and distribution expenses increased 67.3% to RMB 20.3 million ($3.2 million) in the first quarter of 2012 from RMB 12.2 million in the same period a year ago, primarily as a result of the five new dealerships. As a percentage of revenues, selling, marketing and distribution expenses decreased to 2.7% in the first quarter of 2012 from 3.2% in the fourth quarter of 2011 and increased from 2.0% in the first quarter of 2011.

General and administrative expenses increased by 26.9% to RMB 12.9 million ($2.0 million) in the first quarter of 2012 from RMB 10.2 million in the same quarter of 2011, primarily due to the addition of new dealerships and the hiring of additional staff to support growth. As a percentage of revenues, general and administrative expenses decreased to 1.7% in the first quarter of 2012 from 2.5% in the fourth quarter of 2011 and remained essentially flat from one year ago.

Operating income for the first quarter of 2012 decreased 30.8% to RMB 39.1 million ($6.2 million) from RMB 56.6 million for the same period in 2011. The change in operating income was primarily the result of a decrease in gross profit and increased expenses as a result of expanding operations.

Operating margin for the first quarter of 2012 was 5.2%, compared to 9.5% for the same quarter in 2011. The decrease in operating margin was primarily attributable to a decrease in overall gross margin and increased expenses as a percentage of revenue as a result of expanding operations.

Primarily as a result of the foregoing, net income attributable to controlling interest was RMB 16.8 million ($2.7 million), a decrease of 43.8% from RMB 29.9 million for the same period in 2011.

Basic and diluted earnings per ordinary share were RMB 0.28 ($0.04) for the first quarter of 2012 compared to RMB 0.51 for the first quarter of 2011, decreasing 45.1%. This translates to basic and diluted earnings per ADS of RMB 0.56 ($0.09) in the first quarter of 2012.  Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the first quarter of 2012 remained unchanged from one year ago at 58,937,912.

Liquidity and capital resources

As of March 31, 2012, the Company had cash and cash equivalents of RMB 73.3 million ($11.6 million), compared to RMB 766.6 million as of March 31, 2011.

Expansion Strategy Update

The Company remains focused on three regions that it believes offer the best economic returns currently:  Northeast, Southeast and Southwest China. These regions present numerous opportunities for expansion in second and third-tier cities where a growing number of middle class Chinese enjoy a higher standard of living. As acquisitions are expected to become more expensive, the Company has shifted its focus to organic growth and will concentrate on opening greenfield dealerships.

The Company is still in the process of completing its acquisition of an Audi dealership in Zhejiang Province and expects to close the deal in the second half of 2012.

The opening of the new flagship store in Beijing is scheduled for the third quarter of 2012.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 p.m. Eastern Daylight Time on June 12, 2012 (8:00 a.m. Beijing time on June 13, 2012).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-8416
International Dial In	+1 480-629-9808

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 p.m. Eastern Daylight Time on June 12, 2012 through 11:59 p.m. Eastern Standard Time on June 19, 2012. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	4544848

A live webcast of the conference call will be available on the investor relations section of Lentuo’s website at: http://ir.lentuo.net or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2975 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2012.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 11 franchise dealerships, 10 automobile showrooms, one automobile repair shop, and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,”

“believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen

CFO

Lentuo International Inc.
Email: chenjianping@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com